

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2009

Mr. Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves LP
303 W. Wall Street, Suite 1400
Midland, TX 79701

      Re: **Legacy Reserves LP**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed March 14, 2008
               File No. 1-33249

Dear Mr. Pruett:

      We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

                       Sincerely,

                       Jill S. Davis
                       Branch Chief